The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.


03022308

23rd May, 2003.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st May 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 23rd May 2003, confirming that The Goldman Sachs Group, Inc. had, as at close of business on 20th May 2003, increased its holding such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 43,255,572 shares, being 5.48% of the shares in issue and that, as at the close of business on 21st May 2003, The Goldman Sachs Group, Inc. had decreased its holding such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/19

Company Announcements Office,
London Stock Exchange.

23rd May, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a fax dated 22nd May 2003 and received after the close of business on 22nd May 2003, that:

- as at the close of business on 20th May 2003, The Goldman Sachs Group, Inc. had increased its holding such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 43,255,572 shares, being 5.48% of the shares in issue. We were further notified that 5,894,195 shares were held by Goldman, Sachs & Co. and 37,361,377 shares were beneficially owned by Goldman Sachs International; and,

- as at the close of business on 21st May 2003, The Goldman Sachs Group, Inc. had decreased its holding such that it no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary